                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549
[ ]Check this box if no longer subject to
   Section 16.  Form 4 or Form 5                               FORM 4
   obligations may continue.  See
   Instruction 1(b)                         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Riggio,       Leonard                       Barnes & Noble, Inc. (NYSE Symbol=BKS)            to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      _X_ 10% Owner
                                                                                              _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
c/o Barnes & Noble, Inc.                       Number of Reporting     Month/Year
122 Fifth Avenue                               Person, if an entity    July 2002                Chairman of the Board
__________________________________________     (voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
New York,         New York         10011                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                             Page 1 of 2

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)(1)(2)       $10.125        7/24/02      J                        649,334           (4)      9/28/03
Stock Option (Right to Buy)(1)(2)       $13.50         7/24/02      J                        669,416           (4)      9/28/03
Stock Option (Right to Buy)(3)          $23.65         7/24/02      J                        681,250           (5)      3/12/11

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option (Right to   Common Stock           649,334
  Buy)(1)(2)
Stock Option (Right to   Common Stock           669,416
  Buy)(1)(2)
Stock Option (Right to   Common Stock           681,250                   2,018,750(6)           D
  Buy)(3)

Explanation of Responses

(1) These options originally related to one-half the number of shares at twice the exercise price, and were reported as such.
    The number of shares and related exercise price have been adjusted to reflect the two-for-one stock split effected by the
    Issuer on September 22, 1997.

(2) On July 24, 2002, Leonard Riggio, Chairman of the Board of the Issuer, entered into an Agreement with Stephen Riggio,
    Chief Executive Officer of the Issuer, approved by the Compensation Committee of the Issuer's Board of Directors, granting
    Stephen Riggio options to direct Leonard Riggio to exercise these options currently held by Leonard Riggio.  Upon any such exercise, Stephen Riggio would be entitled to the value of the Common Stock over $18.72 per share, and Leonard Riggio would be entitled to the value of the Common Stock up to $18.72 per share, less the per share exercise price.  Stephen Riggio's rights under the Agreement with respect to these options vest as follows:  1,000,000 shares vest on December 18, 2002 and the balance
    (318,750 shares) vest on September 18, 2003.  The Agreement was entered into without payment of any kind, in connection with
    Stephen Riggio's succeeding Leonard Riggio as Chief Executive Officer of the Issuer.

(3) On July 24, 2002, Leonard Riggio, Chairman of the Board of the Issuer, entered into an Agreement with Stephen Riggio,
    Chief Executive Officer of the Issuer, approved by the Compensation Committee of the Issuer's Board of Directors, granting
    Stephen Riggio options to direct Leonard Riggio to exercise these options currently held by Leonard Riggio.  Upon any such exercise, Stephen Riggio would be entitled to the value of the Common Stock over the $23.65 per share exercise price.
    Stephen Riggio's rights under the Agreement with respect to these options vest on September 18, 2003.  The Agreement was entered into without payment of any kind, in connection with Stephen Riggio's succeeding Leonard Riggio as Chief Executive
    Officer of the Issuer.

(4) One-third of these options became exercisable on September 28 of each of the years 1994 through 1996.

(5) One fourth of these options became exercisable on March 13, 2002 and one-fourth of these options become exercisable on
    March 13 of each of the years 2003 throgh 2005.

(6) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the
    Issuer's Common Stock.  This number remains unchanged as a result of the reported transaction.

                                                                                /s/ Leonard Riggio                August 9, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   --------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).                                                                 Leonard Riggio

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.